Certificate of Amendment
to the
Restated Certificate of Incorporation
of
Adams Golf, Inc.

Adams Golf, Inc., a corporation organized and existing under and by virtue of General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Restated Certificate of Incorporation of this Corporation and declaring said amendment to be advisable;

SECOND: That the stockholders of the Corporation have duly approved said amendment by the required vote of such stockholders, such required vote being a majority of the outstanding shares of the Corporation’s Common Stock, adopted at a special meeting of the stockholders of the Corporation duly called and held in accordance with the requirements of Section 222 of the General Corporation Law of the State of Delaware, such approval being in accordance with the terms of the Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware;

THIRD: That the Restated Certificate of Incorporation is hereby amended by adding the following provision to the end of Article Four:

“4.D. Reverse Stock Split. As of 12:01 A.M. (Eastern Time) on February 15, 2008 (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock (including each share of treasury stock, the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to one-fourth (1/4) of a share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain $0.001 per share. No fractional shares shall be issued and, in lieu thereof, each holder of less than one share of Pre-Split Common Stock shall be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount approximately equal to (i) such fractional share multiplied by four (4) multiplied by the average of the high and low trading prices of the Common Stock as reported on the OTCBB for the thirty (30) trading days immediately prior to the Effective Time if shares of Common Stock have traded on the OTCBB during regular trading hours on each of the thirty (30) business days immediately prior to the Effective Time or (ii) such fractional share multiplied by the fair market value per share as determined by the Corporation’s Board of Directors in good faith if shares of Common Stock have not traded on the OTCBB during regular trading hours on each of the thirty (30) business days immediately prior to the Effective Time. Whether or not the Reverse Stock Split would result in fractional shares for a holder of record shall be determined on the basis of the total number of shares of Common Stock held by such holder of record at the time that the Reverse Stock Split occurs.”

FOURTH: This Certificate of Amendment to the Restated Certificate of Incorporation shall be effective as of 12:01 A.M. (Eastern Time) on February 15, 2008 in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed on this 14th day of February, 2008.

ADAMS GOLF, INC.

By:	/s/ Eric T. Logan
Name:	Eric T. Logan
Title:	CFO